UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2014
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 26, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: March 27, 2014

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated March 26, 2014

Exhibit 1

Elbit Systems Awarded Contract to
Supply Brazil with HermesTM 900 UAS

The Brazilian Air Force will operate a combined UAS array, including new
Hermes 900 as well as Hermes 450 which are already in operational use

Both Hermes 450 and Hermes 900 will carry safety and security missions in the 2014 FIFA World Cup Games

Haifa, Israel, March 26, 2014 - Elbit Systems Ltd. (NASDAQ and TASE: ESLT) (“Elbit Systems”) announced today that it was awarded a contract by the Brazilian Air Force ("FAB") for the supply of a Hermes 900 Unmanned Aircraft System (“UAS”). The Hermes 900, which will be equipped with a new and advanced intelligence gathering system considered as a breakthrough operational solution, will be operated by FAB in combined missions with the Hermes 450 fleet, already in operational use. Both UAS will carry safety and security missions in the 2014 FIFA World Cup Games. The contract is in an amount that is not material to Elbit Systems, and the Hermes 900 will be supplied within two months.

Elad Aharonson, General Manager – Elbit Systems UAS Division, commented: "We are very proud to supply our Hermes 900 to FAB, which is the eighth customer to be equipped with this leading platform. We are honored to enable FAB to benefit from the advantages of joint flight operations, using both the Hermes 450 and the Hermes 900, a unique solution for intelligence missions, border protection, perimeter control of infrastructure and critical sites, as well as Safe City programs and large scale events.

Hermes 900, already in service with the Israeli Air Force and additional world leading armed forces, offers longer endurance, flight altitude of 30,000 ft. and a large payload capacity, suitable for carrying a wide range of payloads as well as capabilities to operate in adverse weather. The UAS is highly autonomous, enabling automatic takeoff and landing and includes advanced avionics and electronic systems. The system allows for joint flight missions with the Hermes 450, controlled and operated from the same universal ground control station, transmitting the gathered imagery, while using various communications systems.

Elbit Systems subsidiary in Brazil, AEL SYSTEMAS S.A. will supply FAB with technical and engineering support as well as logistic and maintenance services. The Porto Alegre based company has approximately 200 employees and is involved in many Brazilian defense projects, both for FAB and for the Brazilian Army, in the areas of platform upgrades and logistic and technical support.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, signal intelligence ("SIGINT") systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.

For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd. , its logo, brand, product, service, and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service, and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service, or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation, or sponsorship of that product, service, or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel, or otherwise any license or right under any patent, copyright, trademark, or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.